Exhibit 3.34

CERTIFICATE OF FORMATION

OF

RT KCMO FRANCHISE, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6, Section 18-201 of the Delaware Limited Liability Company Act (and the acts amendatory thereof and supp1eme.ntal thereto) hereby certifies that:

FIRST:	The name of the limited liability company is RT KCMO Franchise, LLC (hereinafter referred to as the “Limited Liability Company”).

SECOND:	The address of the registered office and the name and address of the registered agent of the Limited Liability Company-required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are Corporation Service Company. 1013 Centre Road, Wilmington, Delaware 19805.

Executed as of the 10th day of March, 1998.

/s/ Carol D. Newman
Carol D. Newman, Authorized Person